SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/ RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Lafarge North America Inc.
(Name of Subject Company)
Lafarge North America Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
505862
(CUSIP Number of Class of Securities)
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170
(703) 480-3600
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy To:

Robert E. Spatt, Esq.	Peter A. Lodwick, Esq.
Simpson Thacher & Bartlett LLP	Thompson & Knight L.L.P.
425 Lexington Avenue	1700 Pacific Avenue, Suite 3300
New York, New York 10017	Dallas, Texas 75201
(212) 455-2000	(214) 969-1700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	Subject Company Information.
      The name of the subject company is Lafarge North America Inc., a Maryland corporation (“LNA” or the “Company”). The principal executive offices of the Company are located at 12950 Worldgate Drive, Suite 500, Herndon, Virginia 20170. The telephone number of the Company’s principal executive office is (703) 480-3600.
      The class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s common stock, par value $1.00 per share. As of January 31, 2006, there were 71,385,829 shares of common stock outstanding.
      To the knowledge of the Company, as of January 31, 2006, Lafarge S.A., a société anonyme organized under the laws of France (“Lafarge S.A.”), owns, in the aggregate, directly and through wholly-owned subsidiaries of Lafarge S.A., 40,093,581 shares of common stock of the Company and exchangeable preference shares of the Company’s subsidiary Lafarge Canada Inc. (“Lafarge Canada”) (consisting of 39,605,061 shares of common stock of the Company and 488,520 exchangeable preference shares of Lafarge Canada). According to Lafarge Canada, as of January 31, 2006, there were 4,584,056 exchangeable preference shares outstanding.

ITEM 2.	Identity and Background of Filing Person.
      The Company, the subject company, is the person filing this Statement. Its business address and telephone number are set forth above under Item 1.
      This Statement relates to the tender offer by Efalar Inc., a Delaware corporation (“Efalar”) and wholly-owned subsidiary of Lafarge S.A., to purchase all outstanding shares of common stock of the Company (the “Offer”) not owned by Lafarge S.A. and its subsidiaries. Simultaneously with the Offer, Lafarge S.A., through another wholly-owned subsidiary, is offering to purchase all outstanding exchangeable preference shares (the “EPS Offer”) of Lafarge Canada. The Offer is disclosed in a Tender Offer Statement on Schedule TO filed by Lafarge S.A. with the Securities and Exchange Commission (the “SEC”) on February 21, 2006 (the “Schedule TO”).
      Lafarge S.A. has stated that Efalar will not be required to accept for payment any tendered shares unless at the expiration date of the Offer there is validly tendered and not withdrawn a number of shares of the Company’s common stock which, when taken together with the exchangeable preference shares of Lafarge Canada validly tendered and not withdrawn in the EPS Offer, will constitute at least a majority of the outstanding shares of Company’s common stock and exchangeable preference shares of Lafarge Canada, taken together as a single class, as of the date the shares of Company’s common stock are accepted for payment pursuant to the Offer, excluding shares of the Company’s common stock and exchangeable preference shares of Lafarge Canada beneficially owned by Lafarge S.A., Efalar, wholly-owned subsidiaries of Lafarge S.A., the Company, their respective officers and directors, and the Lafarge Canada Stock Fund (the “Minimum Tender Condition”). In addition, Lafarge S.A. has stated that Efalar will not be required to accept for payment any tendered shares if at any time on or after February 5, 2006 and prior to the expiration date of the Offer, there has not been validly tendered and not withdrawn a sufficient number of shares of the Company’s common stock such that, upon acceptance for payment and payment for the tendered shares of common stock of the Company pursuant to the Offer (and taking into account any exchangeable preference shares to be accepted for payment pursuant to the EPS Offer), Lafarge S.A. will, directly or through wholly-owned subsidiaries, own a number of shares of common stock of the Company and exchangeable preference shares of Lafarge Canada representing at least 90% of the issued and outstanding shares of common stock of the Company and exchangeable preference shares of Lafarge Canada, taken together as a single class, as of the date the shares of common stock of the Company are accepted for payment pursuant to the Offer (the “90% Condition”). The Offer to Purchase provides that the Minimum Tender Condition is not waivable; however, the 90% Condition may be waived at any time and from time to time by Lafarge or Efalar in its sole discretion. The Offer is on the terms and subject to a number of other conditions set forth in an offer to purchase dated February 21, 2006 (the “Offer to Purchase”) contained in the Schedule TO and the related letter of transmittal and other transmittal documents filed as exhibits to the Schedule TO and mailed to the holders of shares of the Company’s common stock and holders of exchangeable preference shares of Lafarge Canada (the “Transmittal Documents”).
      Lafarge S.A. has stated that if the tender offer is completed and Lafarge S.A. holds, directly or through wholly-owned subsidiaries, at least 90% of the issued and outstanding shares of common stock of the Company and exchangeable preference shares of Lafarge Canada, taken together as a single class, Lafarge S.A. will cause the “short-form” merger of Efalar and the Company (the “Merger”), in accordance with the applicable provisions of the Maryland General Corporation Law (the “MGCL”) and the Delaware General Corporation Law (the “DGCL”), at the same price per share offered in the Offer, unless it is not lawful to do so.
      The principal executive offices of Lafarge S.A. are located at 61, rue des Belles Feuilles, B.P. 40 75782 Paris, cedex 16, France.
      With respect to all information described herein as contained in the Offer to Purchase and the Transmittal Documents, including information concerning Lafarge S.A., Efalar or their affiliates, officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements.
      Except as described in this Statement (including the exhibits, annexes and any information incorporated into it by reference), to the Company’s knowledge, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) any of its executive officers, directors or affiliates or (ii) Lafarge S.A., Efalar or any of their executive officers, directors or affiliates.
      In considering the position, if any, of the Special Committee with respect to the Offer, stockholders should be aware that certain officers and directors of Lafarge S.A. and its affiliates, and certain officers and directors of the Company and its affiliates, have interests in the Offer which are described in this Statement and in any exhibits and annexes to this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer. This Item entitled “Past Contacts, Transactions, Negotiations and Agreements” contains information regarding the interests of the Company’s directors and executive officers in the Offer, including the fact that four of fifteen members of the Company’s Board of Directors are representatives of Lafarge S.A.
Certain Arrangements Between the Company and its Directors, Executive Officers and Affiliates

Special Committee
      Due to Lafarge S.A.’s majority interest in the Company’s common stock and representatives on the Company’s Board of Directors, on February 8, 2006, the Board of Directors appointed a special committee of directors who are unaffiliated with Lafarge S.A. (the “Special Committee”) to review, evaluate, make recommendations to the stockholders of the Company (other than Lafarge S.A.) and to respond to, or take other actions as appropriate with respect to, the Offer. The Board of Directors delegated to the Special Committee all of the powers of the Board of Directors (other than those powers not delegable (or not delegable without express limitations thereon) by the Board of Directors to a committee under Maryland law, which include but are not limited to the power to amend bylaws, authorize dividends and issue capital stock) to, among other things, (1) review and evaluate the terms and conditions of the proposed tender offer, (2) respond to and, if deemed appropriate, negotiate the terms and conditions of the proposed tender offer, (3) make or not make a recommendation or recommendations to the Company’s stockholders (other than Lafarge S.A.) with respect to the proposed tender offer, (4) review, analyze, evaluate and monitor all proceedings and activities of the Company related to the proposed tender offer, and (5) take all such other actions that the Special Committee deems to be in or not opposed to the best interests of the Company’s stockholders (other than Lafarge S.A.) and the Company, with respect to the proposed tender offer; provided, however, that such delegation shall not include the authority to seek to sell or to effectuate the sale of the Company to a party other than Lafarge S.A. so long as Lafarge S.A. remains committed to retaining its current shares in the capital stock of the Company and Lafarge Canada. In addition, the Board of Directors authorized the Special Committee to engage, at the expense of the Company, financial, legal and other advisors or consultants to assist and advise the Special Committee in connection with the performance of its duties.
      As compensation for services rendered in connection with serving on the Special Committee, the members will each be paid a base fee of $45,000, plus an additional fee of $2,000 per meeting. The Chairman will be paid an additional fee of $35,000. The members of the Special Committee will be reimbursed for any reasonable out-of-pocket expenses incurred in the performance of their duties.

Transactions with Directors and Management
      Lawrence M. Tanenbaum, a director of the Company and a member of the Special Committee, his family and certain family trusts own 100% of the capital stock of Kilmer Van Nostrand Co. Limited (“Kilmer Van Nostrand”), from whom the Company acquired The Warren Paving & Materials Group Limited (“Warren Paving”), an asphalt paving and commercial aggregates company, in December 2000 pursuant to the Share Purchase Agreement between Lafarge Canada, LCI-Warren Merger Inc. (“LCI-Warren”) and Kilmer Van Nostrand, dated July 24, 2000, as amended by the Amending Agreement thereto dated October 21, 2000 (the “Purchase Agreement”). In addition to the cash payment of Cdn$61,230,000, consideration for such acquisition included the issuance to Kilmer Van Nostrand of a Cdn$25,000,000 interest-free promissory note which was paid on April 18, 2001, and Cdn$166,434,000 of preferred stock of LCI–Warren, an indirect subsidiary of the Company, which Kilmer Van Nostrand continues to hold. Kilmer Van Nostrand was paid Cdn$10,852,000, Cdn$13,157,200, Cdn$10,311,000, Cdn$10,602,000 and Cdn$9,576,818 in dividends on such preferred stock during the years 2001, 2002, 2003, 2004 and 2005, respectively.
      In conjunction with the acquisition of Warren Paving, the Company sold to Kilmer Van Nostrand a warrant to acquire 4.4 million shares of the Company’s common stock at $29.00 per share. As consideration for the warrant, Kilmer Van Nostrand executed a Cdn$21,637,000 ($14.4 million) interest free promissory note which was paid to the Company on December 29, 2001. In 2001, Kilmer Van Nostrand assigned the warrant to an affiliate.
      In connection with the Warren Paving acquisition, the Company and Kilmer Van Nostrand entered into certain real property-related agreements and arrangements described below, the terms of which were negotiated with Kilmer Van Nostrand and Mr. Tanenbaum in conjunction with the Warren Paving acquisition and prior to Mr. Tanenbaum’s having been appointed a director of the Company. Kilmer Van Nostrand retained options to repurchase 147 of the more than 200 parcels of real property transferred in the transaction. The options are generally exercisable when the Company has depleted or is no longer interested in mining aggregates reserves on these properties. The repurchase price for each of these properties was negotiated at time of the Warren Paving acquisition. The Company leased five parcels of real property from Kilmer Van Nostrand for a nominal amount. Each lease granted the Company an option through December 2015 to acquire the property at roughly the fair market value of the property at the date of the acquisition, increased by an annual “escalator” negotiated in connection with the acquisition. The Company subsequently purchased two of these properties, as outlined below, and currently leases the three remaining properties. The Company and Kilmer Van Nostrand entered into transitional use leases for two other properties through May 2002 and March 2003, respectively. The Company and Kilmer Van Nostrand designated thirty parcels of real property and twelve groups of equipment that were owned by a Kilmer Van Nostrand subsidiary and acquired by the Company, as properties to be sold, with the net proceeds of such sales to be split approximately equally between the Company and Kilmer Van Nostrand. These proceeds were to be distributed to Kilmer Van Nostrand as additional distributions under the preferred stock of LCI–Warren that Kilmer Van Nostrand received in connection with the transaction.
      As indicated in proxy statements filed in prior years by the Company, since the Warren Paving acquisition in 2000, the Company and Kilmer Van Nostrand have from time to time entered into transactions involving the properties and agreements described above. Generally, these transactions are consummated upon the terms and conditions negotiated in connection with the Warren Paving acquisition; however, occasionally the terms are modified as a result of arm’s length negotiations between the parties.
      In 2002, the Company purchased from Kilmer Van Nostrand one of the two properties the Company was leasing (pursuant to a transitional use lease described above) from Kilmer Van Nostrand for Cdn$3.2 million, which price was negotiated with Kilmer Van Nostrand at the time of the Company’s purchase of the property. In 2004, to facilitate a sale by the Company of certain businesses in Northern Ontario to a third party, the Company purchased from Kilmer Van Nostrand for Cdn$122,000 its options to repurchase ten parcels of real property acquired from Kilmer Van Nostrand as part of the Warren Paving acquisition. These options permitted Kilmer Van Nostrand to repurchase the properties when the Company depleted or no longer was interested in mining aggregates reserves on these properties. In connection with the Northern Ontario sale, the Company exercised an option granted by Kilmer Van Nostrand as part of the Warren Paving acquisition to acquire one of the leased real properties for Cdn$2,458,000, an amount determined in accordance with the formula negotiated at the time of and in connection with the Company’s acquisition of Warren Paving. Also in connection with the Northern Ontario sale, the Company granted Kilmer Van Nostrand an option to acquire a parcel of real property near Toronto, Ontario, for which option Kilmer Van Nostrand paid the Company Cdn$158,000. Also in 2004, the Company purchased a leased property from Kilmer Van Nostrand for Cdn$750,000 pursuant to an option granted to the Company in connection with the Company’s acquisition of Warren Paving. The purchase price was less than the Cdn$1.5 million price negotiated at the time of, and in connection with, the Warren Paving acquisition due to the agreement that the Company would buy the capital stock of the Kilmer Van Nostrand entity, rather than the real property it owned.
      In addition to these transactions, at various times since 2000, rather than selling the designated properties and equipment to third parties as originally contemplated by the Warren Paving acquisition, the Company decided to retain six of the thirty real properties and eight of the twelve groups of equipment that had been designated for sale in connection with the acquisition. Each time that the Company decided to retain a property, the Company and Kilmer Van Nostrand agreed upon a fair market value for the property to determine the amount of proceeds which would have been distributed to Kilmer Van Nostrand if the properties had been sold to a third party at such price. Such amount was then distributed to Kilmer Van Nostrand as additional quarterly distributions under the preferred stock held by Kilmer Van Nostrand, as if the properties had been sold to a third party as originally contemplated. As a result, since 2000 and through February 28, 2006, Kilmer Van Nostrand received a total of Cdn$2,806,000 in distributions under the preferred stock as a result of the Company retaining such properties rather than selling them to third parties as originally contemplated.
      As discussed above, Mr. Tanenbaum is a member of the Special Committee. Notwithstanding his relationships with the Company set forth above, the Special Committee considers Mr. Tanenbaum an outside director who is not affiliated with Lafarge S.A. and is capable of serving independently for purposes of possible transactions between the Company and Lafarge S.A. and is a valuable member of the Special Committee for such purposes because of, among other reasons, his extensive industry experience and significant indirect interest in the common stock of the Company through the warrant he indirectly owns. In considering Mr. Tanenbaum’s qualifications to serve on the Special Committee, the Special Committee noted the transactions described above and the fact that because of certain of the transactions described above the numerical thresholds contained in the standards set forth in Rule 303A of the New York Stock Exchange listing standards were exceeded, and, as a result, in 2005 Mr. Tanenbaum was not included as one of the directors determined by the Board of Directors to be “independent” for purposes of such New York Stock Exchange rule. The Special Committee also considered the timing of the relationships and transactions described above, the fact that the transactions were generally the result of negotiations that occurred prior to his becoming a director of the Company (and otherwise have been the result of arm’s length negotiations), the fact that there could be future transactions to be negotiated on an arm’s length basis, and the relative value of the residual transactions to Mr. Tanenbaum. The existence of these relationships and transactions has not precluded Mr. Tanenbaum from serving on predecessor special committees appointed to evaluate possible transactions between the Company and Lafarge S.A. The Special Committee considers

Mr. Tanenbaum’s interests aligned with the minority stockholders in the Offer due to his significant indirect interest in the common stock of the Company through the warrant he indirectly owns.
      After considering the totality of the above mentioned factors, the Special Committee concluded that it was appropriate and beneficial for Mr. Tanenbaum to be a member of the Special Committee.
      Following the announcement of the proposed tender offer, Mr. Tanenbaum requested that the Special Committee remedy a procedural aspect of the terms of the warrant now held by an affiliate of Kilmer Van Nostrand. The terms of the warrant require that a notice of exercise of the warrant be delivered at least thirty days prior to the exercise date, and they require that such a notice of exercise be irrevocable. Mr. Tanenbaum indicated to the Special Committee that these aspects of the warrant’s mechanics were inequitable, because they made it impossible for his affiliate to tender the shares underlying the warrant into a tender offer (including the Offer) without giving up the ability to retain the warrant in the event that the tender offer is ultimately not consummated. This result stems from the fact that it would be necessary to give notice in order to exercise the warrant and not be able to revoke it, at a time when it would not be possible to know whether or not the tender offer would be consummated, thereby turning the decision to tender into an unconditional decision to convert the warrant into shares of common stock and to pay the exercise price with respect thereto, whether or not a tender offer is ever consummated. Mr. Tanenbaum noted that this would put his affiliate (and thereby him as well) in an economic position with respect to the Offer or any other tender offer that would not be as well aligned with the holders of shares of the Company’s common stock (who would be able to retain the securities they currently hold in the event that their tendered shares were not purchased) and that this could complicate his service on the Special Committee. Mr. Tanenbaum requested that the Special Committee approve a procedural amendment to the terms of the warrant that would permit his affiliate to exercise the warrant in connection with a tender offer on a revocable basis, without the extended advance notice period, and on a basis that could be conditional on the tender offer being consummated. At the March 1, 2006 meeting of the Special Committee, the members of the Special Committee who were present, other than Mr. Tanenbaum, discussed these matters and approved the amendment of the warrant to accomplish these changes as being both equitable and a means of more fully aligning Mr. Tanenbaum’s interests in connection with a tender offer with those of the holders of shares of the Company’s common stock, thereby enhancing his ability to serve on the Special Committee.
      James M. Micali, a director of the Company and member of the Special Committee, is the Chairman and President of Michelin North America, Inc. (“Michelin North America”). The brother of Philippe R. Rollier, the President and Chief Executive Officer of the Company, serves as a “co-gerant” (managing partner) of Michelin North America’s parent company, Compagnie Générale Des Etablissements Michelin (“Michelin”) and on the Executive Council of Michelin with Mr. Micali.
      John D. Redfern, a director of the Company and member of the Special Committee, has a son employed by a subsidiary of the Company in a non-executive officer role.
      The Company and its subsidiary, Lafarge Canada, have extended non-interest bearing loans prior to the enactment of the Sarbanes-Oxley Act to certain of their officers to assist in the purchase of housing in the course of relocations. With respect to loans with an outstanding balance in excess of $60,000 at any time during 2005, the largest aggregate amount of such indebtedness outstanding during 2005 and the amount thereof outstanding as of December 31, 2005, respectively, were as follows with respect to the following individuals: Philippe R. Rollier, President and Chief Executive Officer — $925,000, $925,000; Dominique Calabrese, Executive Vice President & President — Eastern Aggregates, Concrete & Asphalt — $174,000, $164,000; and Isaac Preston, Senior Vice President & President, Lafarge Gypsum — $166,000, $157,000.

Indemnification and Exculpation
      Section 2-418 of the Maryland General Corporation Law provides for the indemnification of directors and officers of a corporation incorporated under Maryland law under certain circumstances. A person who was or is a director or officer of the corporation may be indemnified by the corporation for judgments, penalties, fines, settlements and reasonable expenses (including attorneys’ fees) actually incurred by the director or officer in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such director or officer was or is made a party by reason of service in that capacity unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (2) the director actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. If a proceeding is brought by or on behalf of the corporation, no indemnification will be made in connection with such proceeding if the director or officer was adjudged to be liable to the corporation.
      Section 2-418 of the MGCL also provides that reasonable expenses incurred by a director or officer of a corporation incorporated under Maryland law may be paid or reimbursed by the corporation in advance of final disposition of a proceeding if the corporation receives (i) a written affirmation of the director’s or officer’s good faith belief that the standard of conduct necessary for indemnification has been met and (ii) a written undertaking by that person to repay amounts advanced or reimbursed if it is personally determined that the standard of conduct has not been met.
      Article Eighth of the Articles of Incorporation of the Company provides that the Company shall indemnify its directors and officers to the full extent permitted by Maryland law now or hereafter in force, including the advance of related expenses, upon a determination by the Board of Directors or independent legal counsel made in accordance with applicable statutory standards, and that the Company, upon authorization by the Board of Directors, may indemnify other employees or agents to the same extent. Article Eighth also provides that to the fullest extent permitted by Maryland law, no director or officer of the Company shall be personally liable to the Company or its stockholders for money damages and that no amendment of the Company’s charter or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under such provision with respect to any act or omission which occurred prior to such amendment or repeal.
      Article VIII of the By-Laws of the Company provides that the Company shall indemnify its directors and officers unless (1) the act or omission of the director was committed in bad faith or was the result of active and deliberate dishonesty, (2) the director actually received an improper benefit in money, property or services or, (3) in the case of a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.
      The Company has in place directors and officers liability insurance. In addition, according to the Offer to Purchase, Lafarge S.A. has directors and officers insurance that covers directors of the Company and has stated that in the event that an insurance company refuses to honor its obligations with respect to coverage of the directors of the Company, Lafarge S.A. would indemnify the directors of the Company, subject to certain limitations and conditions. The enabling resolutions adopted by the Board of Directors in connection with the appointment of the Special Committee confirm that the Special Committee members are to be indemnified by the Company to the maximum extent permitted by applicable law.
      The Company is also authorized and is expected to enter into indemnification agreements with each of its directors, including all of the members of the Special Committee, which would obligate the Company to indemnify them to the maximum extent permitted by Maryland law. Among other things, the indemnification agreements will require the Company to indemnify a director for all expenses and liabilities actually and reasonably incurred by him or her in connection with any actual or threatened proceeding relating to the director’s service to the Company, unless it is established that (a) the director’s act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (b) the director actually received an improper personal benefit in money, property or other services; or (c) with respect to any criminal action or proceeding, the director had reasonable cause to believe that his or her conduct was unlawful. The agreements also would provide that upon application of a director to a court of appropriate jurisdiction, the court may order indemnification of the director (a) if the court determines that the director is entitled to indemnification under the MGCL, in which case the director will be entitled to recover from the Company the expenses of securing such indemnification; or (b) the court determines that such director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in the MGCL or has been adjudged liable for receipt of an improper personal benefit under the MGCL.
      The agreements would also provide that if a director is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in a proceeding, the Company must indemnify the director for all expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter. Also, the agreements would require the Company to advance all reasonable expenses actually and reasonably incurred by a director in connection with any proceeding (other than a proceeding to enforce indemnification) after the receipt by the Company of a statement from the director requesting such advance, whether prior to or after final disposition of such proceeding. Such statement must reasonably evidence the expenses incurred and include or be preceded or accompanied by a written affirmation of the director’s good faith belief that the standard of conduct necessary for indemnification by the Company has been met and a written undertaking to reimburse the Company if a court of competent jurisdiction determines that the director is not entitled to indemnification.

Benefit Plans
      Information regarding benefit plans and agreements in which the Company’s executive officers and directors participate is provided in Annex A to this Statement.
Certain Arrangements Among the Company and Lafarge S.A. and its Affiliates
      Except as set forth in the Offer to Purchase or elsewhere in this Statement, and to the Company’s knowledge, as of the date of the Offer to Purchase, neither Lafarge S.A. nor any of Lafarge S.A.’s directors, executive officers or other affiliates (i) has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies or (ii) has had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure by the Company under the rules and regulations of the SEC applicable to the Offer. This Item 3 contains information regarding the relationship of certain directors and officers of the Company with Lafarge S.A. and information concerning other agreements between the Company, Lafarge S.A. and their respective affiliates.
      The Company, its subsidiary Lafarge Canada and its majority stockholder Lafarge S.A. are parties to three agreements concerning (i) the sharing of costs for research and development, strategic planning, human resources and communications activities, (ii) marketing and technical assistance for the gypsum wallboard division and (iii) the use of certain trademarks. In 2005, the Company and Lafarge Canada recorded expenses under these agreements for the approximate sums of $3,507,000 and Cdn$2,691,000, respectively. The Company and Lafarge Canada have entered into agreements with Lafarge S.A. under which Lafarge S.A. pays for certain services provided to Lafarge S.A. by the Company and Lafarge Canada. In 2005, charges to Lafarge S.A. for these services totaled approximately $99,000.
      During 2005, the Company and Lafarge Canada purchased products from Lafarge S.A. and certain of its affiliates in the ordinary course of business. These purchases totaled approximately $39,948,000 and Cdn$1,058,000 for the Company and Lafarge Canada, respectively. In addition, during 2005, the Company and Lafarge Canada sold products to Lafarge S.A. and certain of its affiliates in the ordinary course of business. These sales totaled approximately $3,936,000 and Cdn$1,594,000 for the Company and Lafarge Canada, respectively.
      During 2005, the Company recognized $22,104,000 in income for managing certain U.S. operations of Blue Circle Industries PLC on behalf of Lafarge S.A. These operations remain the property of Lafarge S.A. and their results are not consolidated with the Company’s. The agreement to manage these operations, as amended and restated in 2005, continues through December 31, 2007, and annually thereafter unless earlier terminated. During 2005, the Company recorded $243 million in direct costs and expenses reimbursable from Blue Circle North America under this agreement. These costs and expenses include payroll and other related costs and expenses incurred by the Company in connection with its employment of those individuals who conduct the Blue Circle operations the Company manages. The Company has employed these individuals pursuant to the terms of the Supplemental Agreement Regarding Employees and Employee Benefits dated December 21, 2001, which the Company entered into with Lafarge S.A. in connection with its agreement to manage the Blue Circle operations. Costs and expenses reimbursed under this agreement also include other direct costs that are attributable to the Blue Circle operations and an allocation of cement-related regional and central selling, general and administrative costs incurred by the Company (allocated pro rata based on cement sales revenues in accordance with the contracts with Lafarge S.A.). In accordance with the terms of the management agreement, the Company also received $35,000 from Blue Circle North America as compensation for actions taken to optimize the profitability of the overall North American operations and which benefited Blue Circle North America to the Company’s detriment.
      An option the Company held to acquire from Lafarge S.A. the assets managed by the Company expired unexercised on December 31, 2004. The decision to allow the option to expire was made by a special committee of independent directors formed to evaluate the matter and was approved by our Board of Directors.
      The Company and Lafarge S.A. are parties to a Control Option Agreement dated November 1, 2003. This agreement is intended to enable Lafarge S.A. to maintain its existing margin of voting control. Through this agreement and unless earlier terminated, Lafarge S.A. has the right, until October 31, 2013, to purchase voting securities from the Company whenever the Company issues voting securities. Either the Company or Lafarge S.A. may terminate the agreement before October 31, 2013 by giving the other one year’s notice. The agreement was approved by the Company’s directors who have no affiliation with Lafarge S.A. based upon the business advantages to the Company which result from Lafarge S.A.’s majority ownership of the Company.
      Messrs. Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont, and Michel Rose, directors of the Company, are also directors or officers of Lafarge S.A.
Interests of Certain Persons in the Offer and the Merger
      As discussed above in “Certain Arrangements Between the Company and its Directors, Executive Officers and Affiliates,” the executive officers and certain other officers and directors are entitled to receive benefits under the benefit plans of the Company. The other interests of the officers and directors are discussed herein.

Ownership of the Company’s Common Stock
      The table below shows the number of shares of the Company’s common stock and the number of shares of the common stock of Lafarge S.A. (the Company’s “parent” as defined in regulations issued under the Securities Exchange Act of 1934, as amended) beneficially owned as of January 31, 2006 by (i) the Company’s directors, (ii) the executive officers of the Company and (iii) the directors and executive officers of the Company as a group. Unless otherwise indicated, all shares are directly owned.

	Beneficial Ownership of the Company’s Common Stock(1)							Beneficial Ownership of Lafarge S.A.
								Common Stock
			Number of
	Number of		Vested			Phantom	Number of	Number of	Number of
Name	Shares		Options		Total	Stock(2)	Unvested Options	Shares	Vested Options	Total

Marshall A. Cohen	4,935	(3)	10,000		14,935	5,569	-0-	-0-	-0-	-0-
Bertrand P. Collomb	10,699		143,500		154,199	-0-	42,500	62,485	-0-	62,485
Philippe P. Dauman	-0-		2,000		2,000	4,703	-0-	-0-	-0-	-0-
Bernard L. Kasriel	4,000		86,000		90,000	-0-	35,000	18,124	65,855	83,979
Bruno Lafont	1,000		2,500		3,500	-0-	4,000	5,117	40,494	45,611
Claudine B. Malone	5,250		6,000		11,250	-0-	-0-	-0-	-0-	-0-
Blythe J. McGarvie	850		1,750		2,600	-0-	5,250	-0-	-0-	-0-
James M. Micali	720		1,750		2,470	3,534	5,250	-0-	-0-	-0-
Robert W. Murdoch	2,100		10,000		12,100	586	-0-	1,704	-0-	1,704
Bertin F. Nadeau	5,150	(4)	3,000		8,150	-0-	-0-	-0-	-0-	-0-
John D. Redfern	9,462		9,000		18,462	-0-	-0-	559	-0-	559
Philippe R. Rollier	27,377		85,000		112,377	-0-	139,000	8,126	28,504	36,630
Michel Rose	-0-		2,000		2,000	-0-	-0-	350	-0-	350
Lawrence M. Tanenbaum	-0-		4,411,000	(5)	4,411,000	-0-	-0-	-0-	-0-	-0-
Gerald H. Taylor	6,000		1,000		7,000	-0-	-0-	-0-	-0-	-0-
James W. Bachmann	751		4,625		5,376	-0-	22,500	-0-	-0-	-0-
Dominique Calabrese	3,902		77,500		81,402	-0-	69,500	-0-	15,000	15,000
Todd W. Cunningham	500		9,000		9,500	-0-	29,500	-0-	-0-	-0-
Thomas G. Farrell	4,547		42,500		47,047	-0-	69,500	-0-	-0-	-0-
Peter L. Keeley	-0-		-0-		-0-	-0-	13,000	-0-	-0-	-0-
Jean-Marc Lechêne	3,508		72,800		76,308	-0-	69,500	3,202	-0-	3,202
James J. Nealis	3,508		92,250		95,758	-0-	64,250	-0-	-0-	-0-
Eric C. Olsen	4,643		42,250		46,893	-0-	62,875	-0-	-0-	-0-
Isaac Preston	2,310		17,500		19,810	-0-	46,000	-0-	-0-	-0-
All directors and executive officers (24 persons)	101,212		5,132,925		5,234,137	14,392	677,625	91,541	128,925	220,466

(1)	The shares below include exchangeable preference shares of the Company’s subsidiary, Lafarge Canada (which are exchangeable at the option of the holder into the Company’s common stock on a one for one basis) and common stock covered by stock options that were exercisable on January 31, 2006 or within 60 days thereafter. Holders of exchangeable preference shares have voting rights in the Company through a trust holding shares of the Company’s voting stock and are entitled to direct the voting of one share of voting stock for each exchangeable preference share held.

(2)	Directors may elect to invest fees they receive for service as directors in “phantom” shares of the Company’s common stock. Holders of “phantom” shares are entitled only to receive cash and have no right to acquire the Company’s common stock on which the value of the “phantom” shares is based.

(3)	Includes 1,000 shares owned by Adroit Investments Ltd., which is controlled by Mr. Cohen.

(4)	Includes 4,000 shares owned by Casavant Freres and 1,134 shares owned by GescoLynx Inc., both of which are controlled by Mr. Nadeau.

(5)	Includes the right to acquire 4.4 million shares of the Company’s common stock for $29.00 per share pursuant to a warrant held by an affiliate of Kilmer Van Nostrand Co. Limited, which is controlled by Mr. Tanenbaum.

      As of February 28, 2006, the Company holds 1,214,017 exchangeable preference shares of Lafarge Canada and no shares of Lafarge S.A. As of February 28, 2006, the Lafarge Canada Stock Fund holds 128,924 exchangeable preference shares of Lafarge Canada.
      The following table, contained in Schedule B to the Offer to Purchase, sets forth (i) the current ownership of shares of common stock, options and exchangeable preference shares by Lafarge S.A. and its directors and officers and (ii) the purchases of shares of common stock and exchangeable preference shares by the respective directors and officers of Lafarge S.A. during the past sixty days according to the Offer to Purchase, as of the date thereof. According to the Offer to Purchase, the directors and officers of Efalar do not own any shares of common stock, exchangeable preference shares or options to purchase either of the foregoing and have not engaged in any transactions with respect thereto.

	Securities Ownership

	Shares of				Exchangeable
	Common Stock		Options		Preference Shares		Securities
							Transactions
Filing Person	Number	Percent	Number	Percent	Number	Percent	for Past 60 Days

Lafarge S.A.	39,605,061	55.4%	—	—	488,520	10.7%	—
Bertrand Collomb	10,698	*	185,000	*	—	—	—
Bernard Kasriel	4,000	*	121,000	*	—	—	—
Bruno Lafont	1,000	*	2,000	*	—	—	—
Jacques Lefèvre	100	*	6,000	*	—	—	—
Michel Rose	—	—	2,000	*	—	—	—
Guillame Roux	373	*	—	—	—	—	—
All directors and officers of Lafarge S.A. as a group	16,171	*	316,000	*	—	—	—

*	Less than 1%
Lafarge S.A.’s Plans for the Company
      The Offer to Purchase contains information, as of the date thereof, regarding the current plans or proposals or negotiations of Lafarge S.A. which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company; (iii) any material change in the Company’s present dividend rate or policy; or (iv) any other material change in the Company’s business.
      In particular, Lafarge S.A. has stated in the Offer to Purchase that in connection with the Offer and the Merger it expects to review the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what changes, if any, would be appropriate or desirable following the Merger in order to best organize and integrate the activities of the Company and Lafarge S.A. Lafarge S.A. expressly reserved the right to make any changes that it deems necessary, appropriate or convenient in light of its review or in light of future developments and stated that such changes could include, among other things, changes in the Company’s business, corporate structure or management.

ITEM 4.	The Solicitation or Recommendation.

Position of the Special Committee
      The Special Committee requests that stockholders of the Company take no action and not tender their shares of common stock with respect to the Offer at the current time, and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised stockholders of its position or recommendation, if any, with respect to the Offer. The Special Committee is unable to take a position with respect to the Offer at the current time, because it has not yet had sufficient time to complete a full and deliberate review and evaluation of the material terms and provisions of the Offer, including the prospects and value of the Company, with the Special Committee’s financial, legal and other advisors and the Company’s management sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its duties under applicable law. The Special Committee expects that after it has completed its review and evaluation of the Offer, it will be able to cause the Company to inform its stockholders as to whether the Special Committee has determined: (i) to recommend acceptance or rejection of the Offer; (ii) to express no opinion and remain neutral toward the Offer; or (iii) to state that it is unable to take a position with respect to the Offer. In connection with such continued review and evaluation of the Offer, the Special Committee has requested of Lafarge S.A., and Lafarge S.A. has agreed, to extend the expiration date of the Offer (which also represents the earliest time at which Lafarge S.A. would be permitted to accept shares under the Offer) by a minimum of two weeks, from 12:00 midnight, New York City time, on March 20, 2006 to no earlier than 12:00 midnight, New York City time, on April 3, 2006.

Background of the Offer
      On Sunday, February 5, 2006, representatives of Lafarge S.A. contacted Marshall A. Cohen, lead outside director of the Company’s Board of Directors, and also other outside directors of the Company, to advise the Company of Lafarge S.A.’s intention to commence a tender offer for all of the outstanding shares of common stock of the Company not owned by Lafarge S.A., at a purchase price of $75 per share in cash, and all of the exchangeable preference shares of Lafarge Canada not owned by Lafarge S.A. at the same offer price. At the same time, Lafarge S.A. delivered the following letter to the members of the Board of Directors of the Company:

February 5, 2006

Board of Directors
Lafarge North America Inc.
12950 Worldgate Dr., Suite 500
Herndon, Virginia 20170

Attention:	Mr. Marshall A. Cohen
Mr. Philippe R. Rollier

Ladies and Gentlemen:

Lafarge S.A. (“Lafarge”) is pleased to advise you that it intends to commence a tender offer for all of the outstanding shares of common stock of Lafarge North America Inc. (“LNA” or the “Company”) not owned by Lafarge, at a purchase price of $75 per share in cash. This represents a premium of approximately 16.7% over the closing price on February 3, 2006 and 31.0% over the average closing price during the past three months. In our view, this represents a fair price to LNA’s shareholders and this transaction will be mutually beneficial to LNA’s shareholders and Lafarge. We also intend to commence a tender offer for all of the exchangeable preference shares of Lafarge Canada not owned by Lafarge at the same offer price.

The tender offer will be conditioned upon, among other things, the tender of a majority of the shares of LNA not owned by Lafarge and its affiliates and ownership by Lafarge of at least 90% of the outstanding shares of LNA, in each case taking into account both the common shares and exchangeable preference shares together as a group. We expect that any common shares not acquired in the tender offer will be acquired in a subsequent “short form” merger at the same price per share offered in the tender offer. We have entered into a credit agreement with JPMorgan and BNP Paribas that, together with our existing credit facilities, will enable us to complete the transaction.

We believe that Lafarge’s offer to acquire the minority shares of LNA represents a unique opportunity for LNA shareholders to realize the value of their shares at a significant premium to LNA’s current and recent stock price. We also believe that the successful completion of the tender offer will benefit Lafarge itself. In short, we believe that this transaction is a “win-win” situation for the shareholders, as well as the customers and employees, of both companies.

As the longtime majority stockholder of LNA, we wish to acknowledge your dedicated efforts as board members and management of the Company and to express our appreciation for the significant contribution that the board members and management of LNA have made to the success of the Company over the past several years.

Please note that, as evidenced by our long history with LNA, Lafarge is not interested in selling its shares of the Company.

We intend to commence our tender offer within two weeks. Lafarge expects that the Company’s board of directors will form a special committee consisting of independent directors to consider Lafarge’s proposal and to make a recommendation to the Company’s shareholders with respect to our proposal. In addition, Lafarge will encourage the special committee to retain its own legal and financial advisors to assist in its review of our proposal and the development of its recommendation. We are hopeful that, by proceeding with a tender offer, the Company’s shareholders will be able to receive payment for their shares earlier than would otherwise be the case if we sought to negotiate a merger agreement.

A copy of the press releases announcing the tender offer is attached for your information. We expect to make these releases public prior to the opening of the New York Stock Exchange on February 6, 2006.

Very truly yours,

Bruno Lafont
      Lafarge S.A. issued a press release early the next morning on February 6, 2006 announcing its intention to make the tender offer as described above.
      Later during the day of February 6, 2006, all of the directors of the Company’s Board of Directors who are unaffiliated with Lafarge S.A. convened informally by teleconference to discuss the proposed tender offer and organizational matters, including the need to convene a board meeting as soon as possible to appoint a special committee. The Company issued a press release later that day confirming receipt of Lafarge S.A.’s proposal to commence a tender offer.
      On February 8, 2006, the Board of Directors appointed, and the Company issued a press release announcing the appointment of, the Special Committee consisting of Marshall A. Cohen, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence M. Tanenbaum and Gerald H. Taylor. Mr. Cohen was appointed Chairman of the Special Committee. Ms. Malone subsequently informed the Special Committee that due to her current commitments as a director of other public companies, she was unable to commit to the likely time requirements for service on the Special Committee. As a result, Ms. Malone is not a member of the Special Committee.
      The members of the Special Committee held a telephonic meeting on February 10, 2006, during which they discussed various matters, including the hiring of advisors. Upon due consideration, the Special Committee retained Simpson Thacher & Bartlett LLP (“Simpson Thacher”) to advise as to legal matters, and Venable LLP (“Venable”) to advise with respect to matters of Maryland law. Simpson Thacher and Venable had previously served and were serving as legal advisors to predecessor special committees of the Company’s Board of Directors that had evaluated possible related party transactions between the Company and Lafarge S.A. In addition, the Special Committee retained Osler, Hoskin & Harcourt LLP (“Osler”) to advise with respect to matters of Canadian law. The Special Committee authorized the hiring of Merrill

Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), subject to the finalization of the terms of the fees, the financial advisor to predecessor special committees of the Company’s Board of Directors that had evaluated possible related party transactions between the Company and Lafarge S.A. since June 2001, as the Special Committee’s lead financial advisor. Subject to further negotiations of certain economic terms of its engagement, it was agreed by the Special Committee and Merrill Lynch that a substantial portion of Merrill Lynch’s fees would be paid to Merrill Lynch regardless of the Offer being consummated and that the arrangement would also contain a significant incentive fee component that would be due only if the offer price was substantially increased by Lafarge S.A. In addition, the Special Committee decided to receive proposals from and possibly retain a second investment banking firm to act as an additional financial advisor and, if requested by the Special Committee, to render to the Special Committee (for a fixed compensation not contingent on consummation of the tender offer) one or more opinions with regard to the inadequacy or fairness, from a financial point of view, of the consideration to be received pursuant to the proposed tender offer in addition to any such opinions that may be requested by the Special Committee to be delivered by Merrill Lynch. The Special Committee also engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist the Special Committee with respect to stockholder matters relating to the proposed tender offer.
      Subsequently, the Special Committee finalized the fees to be paid to Merrill Lynch and retained Merrill Lynch. Merrill Lynch commenced its due diligence review of certain publicly available information of the Company and its business. Merrill Lynch also requested certain non-public information from the Company concerning the Company’s business.
      On February 14, 2006, the Company announced the Special Committee had retained Merrill Lynch, as its financial advisor, Simpson Thacher and Venable as legal advisors, and MacKenzie to provide advice with respect to stockholder matters relating to the proposed tender offer. Over the following days, the Chairman and another member of the Special Committee received telephone presentations and written proposals from various investment banking firms to act as such additional financial advisor.
      During this time, members of management of the Company participated in discussions with Merrill Lynch regarding the operations and future prospects of the Company and began to provide certain non-public financial and operating information to Merrill Lynch. Management was at this time in the midst of preparing its first outlook for 2006, which would include a financial projection of the Company for such year. Notwithstanding the fact that management does not ordinarily prepare projections of more than one year, the Special Committee, at the request of Merrill Lynch, asked management to begin to work on the preparation of financial projections of the Company for a longer period in order to assist Merrill Lynch and the additional financial advisor in conducting their financial analysis of the Company.
      On or about February 14, 2006, Simpson Thacher, on behalf of the Special Committee, requested that Lafarge S.A. postpone the commencement of the proposed tender offer from Friday, February 17, 2006 to Tuesday, February 21, 2006. On February 15, 2006, Cleary Gottlieb Steen & Hamilton, counsel to Lafarge S.A. (“Cleary Gottlieb”), on behalf of Lafarge S.A. agreed to postpone the commencement of the proposed tender offer to Tuesday, February 21, 2006. Also on February 15, 2006, the Company confirmed its position to the Company’s employees that, although normal day-to-day business conversations could continue, they should not discuss the proposed tender offer with Lafarge S.A. employees and stated that conversations about the proposed tender offer, valuations, strategy, forecasting, or similar forward-looking information were not allowed while the Offer process is underway.

Also on February 15, 2006, Simpson Thacher sent the following letter to Cleary Gottlieb:

Laurent Alpert, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Dear Laurent:

On behalf of the Special Committee of the Board of Directors of Lafarge North America Inc. (“LNA”), we are writing to make the following two requests of Lafarge S.A. (“SA”).

As you may know, the Special Committee is in the process of gathering information in connection with its deliberations concerning the Special Committee’s response to SA’s proposed tender offer after its formal commencement. As part of this process, we hereby request on behalf of the Special Committee that SA deliver or make available to the Special Committee and its advisors all information, if any, in the possession or control of SA or its advisors (on behalf of SA) materially relevant to the value of the offer, including information relating to the use or value of the Company’s assets, including any alternative uses for these assets, hidden values, or legal or technological changes that would reasonably be expected to affect value. Further, please provide any information concerning any discussions or negotiations SA has had with third parties, or any agreements entered into with third parties, concerning a disposition of any material portion of the Company’s assets either before or after giving effect to your proposal. If you believe that this information, in whole or in part, is already in LNA’s possession or control or is otherwise freely available to the public, please let us know.

Secondly, in anticipation of the demands that will be made of the Special Committee during its deliberations, the Special Committee would like the flexibility to have additional time for the Special Committee and the LNA stockholders to consider any tender offer. The Special Committee would like to know that it has the ability to take additional time, if necessary, to enable it and its advisors to gather and evaluate material information (including any information gleaned from SA as requested above), to evaluate any feedback from LNA stockholders and to allow time for discussions, if appropriate, with SA and its representatives, free of the threat of a possible SA tender takedown occurring only 20 business days after commencement of the tender offer under circumstances where the Special Committee would not at that time be recommending that stockholders tender into such transaction.

As I have discussed with you before, the Special Committee’s preference would have been for SA to agree to a formal standstill pursuant to which SA would not consummate any tender offer without a recommendation of the Special Committee in favor of SA’s tender offer. I understand from our prior discussions, however, that SA will not grant such a request. Therefore, as an alternative, we hereby request on behalf of the Special Committee that SA agree that, without the consent of the Special Committee, it will not consummate its tender offer until at least the earlier to occur of (i) the expiration of a 60 calendar day period after the commencement of its tender offer (as proposed or as it may from time to time be amended) or (ii) the expiration of a 10 business day period after the disclosure of a formal recommendation by the Special Committee, if any, is made, recommending acceptance by LNA stockholders of SA’s tender offer (as proposed or as so amended); provided that if such a formal recommendation is made and the ensuing 10 business day period would expire after the expiration of the initial 60 calendar day period, then without the consent of the Special Committee, SA will not consummate its tender offer until at least the expiration of such 10 business day period. We note that the 60 calendar day period essentially amounts to only (approximately) a maximum extra, 30-day period after the statutory minimum 20 business day period for a tender offer, and should the Special Committee issue a positive recommendation at some point, the 10 business days is equal to the customary period between the date of filing the target company’s recommendation on a Schedule 14D-9 and the statutory expiration date.

We believe that both of these requests are reasonable for the Special Committee to ask for, and for SA to grant, in these circumstances. We would also point out that unlike in many transactions of this sort, there was no extended period of negotiations between the parties on the matter that presaged the announcement of SA’s proposed tender offer. In any case, we hope that you will discuss them favorably with your client, and we look forward to receiving SA’s reply as soon as possible.

Very truly yours,

Robert E. Spatt
      On February 16, 2006, Cleary Gottlieb responded to Simpson Thacher’s letter as follows:
Robert E. Spatt, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3594

Dear Rob:

Thank you for your letter of February 15, 2006, which I have discussed with Lafarge.

Information: While in the ordinary course of day-to-day operations Lafarge does receive from LNA various types of information, Lafarge does not believe that it possesses any information materially relevant to the value of its offer, with the possible exception of (i) information obtained in connection with LNA’s 2005 Strategic Review prepared in March-April of 2005 and (ii) LNA’s 2006 budget prepared as of the end of January 2006. We believe the Special Committee has had access to all such information and, if not, would encourage the Special Committee to obtain such information from management. In addition, we would support every effort by management of LNA to share with the Special Committee whatever information may be in the possession of management and that either management or the Special Committee might deem to be pertinent to the Special Committee’s evaluation, as well as whatever insight management may have with respect to such information.

I also confirm that Lafarge has not entered into any agreements, or had any discussions or negotiations, with third parties concerning a disposition of any material portion of LNA’s assets.

Tender delay: We do wish the Special Committee to have adequate time to evaluate our tender offer. If, in due course, the Special Committee does not feel that it is in a position to make a recommendation to the LNA shareholders when it is required to do so, we will consider a reasonable request for an extension of our offer. To extend our offer today for an additional thirty days would be premature.

I note that, at the Special Committee’s request, we have postponed the date of formal commencement of our offer from Friday, February 17, 2006 to Tuesday, February 21, 2006, which is fifteen days after the announcement date (February 6, 2006) and thirteen days after the date that the Special Committee was reinstituted (February 8, 2006). The Special Committee will thus have had almost a full month from the date of its appointment to the date that it is required to make a recommendation.

Very truly yours,

Laurent Alpert

      On February 16, 2006, the Company delivered the following letter to Lafarge S.A.:
Mr. Bruno Lafont
Lafarge
61, rue des Belles Feuilles
75016 Paris
FRANCE
      Dear Bruno:

Over the past few weeks we have been putting together our first outlook for 2006. Through the process of updating the outlook, we have identified a number of favorable and unfavorable potential variances to the 2006 Budget. In total, we expect our first outlook for 2006 to show a notable increase in expected EBIT compared to our 2006 Budget. Although we are still in the process of updating this analysis, the Special Committee requested that we advise you now.

Sincerely,

Philippe Rollier
      On February 21, 2006, the day that Lafarge S.A. commenced the Offer, the Special Committee held a telephonic meeting to continue to discuss certain matters relating to the Offer, with the assistance of Simpson Thacher and Venable. After receiving a report regarding the proposals received from six investment banking firms and further discussion about the potential candidates, the Special Committee authorized the engagement of The Blackstone Group L.P. (“Blackstone”) as a financial advisor to the Special Committee in addition to Merrill Lynch as the lead financial advisor to the Special Committee. Merrill Lynch and MacKenzie also participated for portions of the meeting. Later that day, the Company issued a press release stating that the Offer was under consideration by the Special Committee and urging stockholders to defer making any determination with respect to the Offer until they have been advised of the Special Committee’s position with respect to the Offer.
      After being retained, Blackstone commenced its due diligence review of the Company. Throughout this period, management continued to work on preparing the 2006 Outlook and, with assistance from Merrill Lynch in the modeling process, continued to work on the preparation of financial projections of the Company for a longer period and Merrill Lynch and Blackstone continued their due diligence review and analysis of the Company.
      On March 1, 2006, the Special Committee met again with its financial, legal and other advisors to continue to discuss and evaluate the Offer, stockholder responses and other related matters. While representatives of Blackstone attended the meeting, they indicated that their due diligence and related work was still in process. For a portion of the meeting, members of the Company’s management made a presentation to the Special Committee about the Company’s revised 2006 Outlook, and the Special Committee, its advisors and the Company’s management discussed the continuing process for additional financial projections. At the conclusion of the meeting, the Special Committee was of the view that its position on the Offer, at the time this Statement would be required to be sent to stockholders, would likely be that the Special Committee would be unable to take a position with respect to the Offer because of the reasons discussed herein, subject to final confirmation at a telephonic meeting of the Special Committee scheduled for March 4, 2006. In connection with the foregoing, the Special Committee directed Simpson Thacher to send a letter on behalf of the Special Committee requesting that Lafarge S.A. extend the expiration date of the Offer by a minimum of two weeks.
      On March 3, 2006, Simpson Thacher sent the following letter to Cleary Gottlieb:
Laurent Alpert, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
      Dear Laurent:

As previously discussed and as set forth in your letter to me of February 16, 2006, you stated that Lafarge S.A. (“SA”) would consider a reasonable request for an extension of the offer (the “Offer”) to acquire all of the outstanding shares of common stock of Lafarge North America Inc. (“LNA”), not already owned by SA and certain other persons, if in due course, the Special Committee (the “Special Committee”) of the Board of Directors of LNA did not feel that it was in a position to make a recommendation to the LNA shareholders when it was required to do so.

It is possible that the Special Committee will be unable to make a recommendation to the LNA shareholders by the time a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”) is required to be published, sent or given on Monday, March 6, 2006.

Because of the foregoing, we hereby formally request on behalf of the Special Committee that, if the Special Committee concludes that it is unable to take a position with respect to the Offer in the Schedule 14D-9, SA agree to promptly extend the expiration date of the Offer (and of the offer (the “LCI Offer”) to acquire all of the outstanding exchangeable preference shares of Lafarge Canada Inc.) by a minimum of two weeks such that the Offer (and the LCI Offer) would not expire prior to 12:00 midnight, New York City time, on Monday, April 3, 2006.

We hope you will discuss this reasonable request favorably with your client, and we would appreciate a written response as soon as possible. If this request is agreed to by SA, then we would expect that SA would publicly announce its extension of the Offer (and the LCI Offer) promptly after LNA’s filing of the Schedule 14D-9.

Very truly yours,

Robert E. Spatt

      On March 3, 2006, Cleary Gottlieb responded to Simpson Thacher’s letter as follows:
Robert E. Spatt, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3594

Dear Rob:

Thank you for your letter of today which I have discussed with Lafarge.

I confirm that Lafarge agrees to the request made by the special committee pursuant to your letter.

Very truly yours,

Laurent Alpert
      On March 4, 2006, the Special Committee met telephonically to confirm its position and discuss this Statement and the Offer. At the conclusion of the meeting, the Special Committee determined that it is unable to take a position with respect to the Offer at the current time for the reasons described herein, and authorized the Company to finalize and file this Statement. The Special Committee determined to request that stockholders of the Company take no action and not tender their Shares with respect to the Offer at the current time, and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised stockholders of its position or recommendation, if any, with respect to the Offer.

Reasons for the Position
      The Special Committee is unable at the current time to take a position with respect to the Offer, because it has not yet had sufficient time to complete a full and deliberate review and evaluation of the material terms and provisions of the Offer, including the prospects and value of the Company, with the Special Committee’s financial, legal and other advisors and the Company’s management sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its duties under applicable law. The Special Committee is continuing to review and evaluate the Offer and stockholder responses thereto. The Special Committee expects that the additional time will allow the Special Committee and its financial advisors to work with the Company’s management to obtain more information about the Company and thus enable the financial advisors to further refine and complete their analysis and diligence review of the Company.
      The Special Committee expects that after the Special Committee has completed its review and evaluation of the Offer, it will be able to inform the Company’s stockholders as to its position or recommendation, if any, with respect to the Offer. For these reasons, stockholders of the Company are urged to defer making any determination with respect to the Offer until they have been advised of the Special Committee’s position with respect to the Offer.

Intent to Tender
      To the Company’s knowledge, after making reasonable inquiry, and except as set forth below, each of the Company’s executive officers, directors, affiliates and subsidiaries is currently undecided as to whether such person will or will not tender pursuant to the Offer any shares of common stock held of record or beneficially owned by such person, as of the date hereof. The Offer to Purchase states that Lafarge S.A. and Efalar believe that Messrs. Bertrand P. Collomb, Bruno Lafont, Bernard L. Kasriel and Michel Rose, who are affiliates of

Lafarge S.A. and members of the Company’s Board of Directors, will tender their shares of common stock in the Offer.

ITEM 5.	Persons/ Assets, Retained, Employed, Compensated or Used.
      Merrill Lynch is acting as the Special Committee’s lead financial advisor in connection with the Offer. Pursuant to the terms of their engagement, the Company will pay Merrill Lynch a fee for its financial advisory services consisting of the following:

•	a transaction fee of $4,500,000 to be paid by the Company if Lafarge S.A. consummates any acquisition of a majority of the shares of the Company not beneficially owned by Lafarge S.A. or its affiliates, if the acquisition occurs within the period Merrill Lynch is retained by the Special Committee or within fifteen months thereafter;

•	a one-time opinion fee of $500,000 if Merrill Lynch renders to the Special Committee any opinion with regard to the inadequacy or fairness, from a financial point of view, of the consideration to be received pursuant to the Offer, which in the case of an inadequacy opinion will be credited in its entirety against the “go away” fee below, and in any event will be credited against the incentive fee below;

•	an incentive fee based on the ultimate offer price payable in the Offer in excess of $80 per share; and

•	a “go away” fee of $3,000,000 payable if Lafarge S.A. withdraws its Offer or if the Offer is terminated or expires, which will be credited against any transaction fee payable within two years.
      Blackstone has been engaged by the Special Committee as an additional financial advisor in connection with the Offer and, if requested by the Special Committee, to provide one or more opinions with regard to the inadequacy or fairness, from a financial point of view, of the consideration to be received pursuant to the Offer in addition to any such opinions that may be requested by the Special Committee to be delivered by Merrill Lynch. Pursuant to the terms of their engagement, the Company will pay a fee of $500,000 for Blackstone’s financial advisory services payable regardless of whether a transaction is consummated.
      In addition, the Company has agreed to reimburse both Merrill Lynch and Blackstone for their reasonable expenses, including travel costs, document production and fees of outside legal counsel and other professional advisors engaged with the Special Committee’s consent. The Company also has agreed to indemnify Merrill Lynch and Blackstone, their respective affiliates, and their respective directors, officers, employees, agents and controlling persons against certain liabilities and expenses.
      In the ordinary course of its business, Merrill Lynch, Blackstone and their respective affiliates may at any time trade or otherwise effect transactions, for their own accounts or the accounts of customers, of equity or debt securities or other financial instruments (or related derivative instruments) of the Company, Lafarge S.A. or any other company that may be involved in the Offer and may at any time hold long and short positions in such securities or instruments. Since June 2001, Merrill Lynch has acted as the financial advisor to predecessor special committees of the Company’s Board of Directors that had evaluated possible related party transactions between the Company and Lafarge S.A., and has received, and may in the future continue to receive, fees for the rendering of such services. Prior to its engagement, Blackstone had not provided any advisory services to the Company, Lafarge S.A. or any of their respective affiliates in connection with any strategic transaction and had not managed any financing transactions for either the Company or Lafarge S.A. or their respective affiliates.
      MacKenzie is assisting the Special Committee with respect to stockholder matters relating to the Offer. The Company must pay MacKenzie a retainer fee of $25,000 that will be applied toward a final fee to be mutually agreed upon based upon the scope of their assignment, and will reimburse MacKenzie for the reasonable out-of-pocket expenses incurred in connection therewith.
      Certain officers and employees of the Company may render services in connection with the Offer but they will not receive any additional compensation for such services.

      Except as set forth herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer. The Company has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, the Company’s stockholders should not rely on any other information.

ITEM 6.	Interests in Securities of the Subject Company.
      To the knowledge of the Company, the following are the only transactions in the shares of the Company’s common stock during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries:
      At regularly scheduled meetings of the Board of Directors and the Management Development and Compensation Committee, both of which occurred prior to the outside directors knowing about the proposed tender offer by Lafarge S.A., the Company granted to key employees and non-employee directors as of January 30, 2006 options to acquire 1,105,000 shares of common stock at an exercise price of $64.00 per share. Grants to key employees were made by the Management Development and Compensation Committee, while grants to non-employee directors were made by the Board of Directors.

      The options granted above include the following, which also sets forth awards of restricted stock made to key employees on the same date. In addition, several other key employees were awarded shares of restricted stock on that date, with a total of 27,000 shares of restricted stock being awarded on January 30, 2006, as set forth in the table below:

	Options Granted	Restricted Stock Awards
	1/30/2006	1/30/2006

Directors
Marshall A. Cohen	1,000	—
Bertrand P. Collomb	1,000	—
Philippe P. Dauman	1,000	—
Bernard L. Kasriel	1,000	—
Bruno Lafont	1,000	—
Claudine B. Malone	1,000	—
Blythe J. McGarvie	1,000	—
James M. Micali	1,000	—
Robert W. Murdoch	1,000	—
Bertin F. Nadeau	1,000	—
John D. Redfern	1,000	—
Michel Rose	1,000	—
Lawrence M. Tanenbaum	1,000	—
Gerald H. Taylor	1,000	—

	14,000

Officers
Philippe R. Rollier	54,000	5,000
Dominique Calabrese	27,000	2,500
Thomas G. Farrell	27,000	2,500
Jean-Marc Lechêne	27,000	2,500
James J. Nealis III	27,000	2,500
Eric C. Olsen	27,000	2,500
James W. Bachmann	13,000	500
Todd W. Cunningham	12,000	500
Peter L. Keeley	13,000	500
Isaac Preston	18,500	1,000

	245,500	20,000

      On February 3, 2006, Marshall A. Cohen exercised an option to acquire 1,000 shares of the Company’s common stock at a price of $18.875 per share that was currently due to expire and sold 465 of the shares acquired at a price of $63.87 per share, prior to his knowledge of the proposed tender offer by Lafarge S.A.

      During the 60 days ended March 6, 2006, the Company repurchased the following shares of the Company’s common stock:

		Number	Average Price
Trade Date	Settlement Date	of Shares	for the Day

January 17, 2006	January 20, 2006	5,000	57.9640
January 18, 2006	January 23, 2006	5,000	57.6586
January 19, 2006	January 24, 2006	5,000	58.7990
January 20, 2006	January 25, 2006	5,000	58.2764
January 23, 2006	January 26, 2006	5,000	59.0030
January 24, 2006	January 27, 2006	5,000	60.8610
January 25, 2006	January 30, 2006	5,000	61.8420
January 26, 2006	January 31, 2006	5,000	64.6800
January 27, 2006	February 1, 2006	5,000	64.0900
January 30, 2006	February 2, 2006	5,000	63.6534
January 31, 2006	February 3, 2006	5,000	62.3852
February 1, 2006	February 6, 2006	5,000	64.9800
February 2, 2006	February 7, 2006	5,000	63.7914
February 3, 2006	February 8, 2006	5,000	64.2802

		70,000	61.5903

      During the 60 days ended March 2, 2006, the Company has issued 817,566 shares of common stock upon the exercise of employee stock options for an aggregate price of $31,006,673.

ITEM 7.	Purposes of the Transaction and Plans or Proposals.
      Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the Company’s knowledge, no negotiation is being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the Company’s knowledge, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

ITEM 8.	Additional Information.

Certain Legal and Regulatory Matters
      Except for the SEC’s review, if any, of Lafarge S.A.’s Schedule TO, the Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Lafarge S.A.’s acquisition or ownership of the common stock of the Company.

Certain Maryland Statutes
      Under the MGCL, certain “business combinations” (including certain issuances of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s shares (an “Interested Stockholder”) or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder.

Thereafter, any such business combination must be approved by two super-majority stockholder votes unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its common stock. Because Lafarge S.A. or its affiliates held at least ten percent of the Company’s common stock on July 1, 1983, the date the “business combination” statute was first in effect, and the Company’s Board of Directors has not elected to be subject to the statute, the five-year prohibition and the super-majority vote requirements described above will not apply to any business combination with Lafarge S.A.
      The MGCL also provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers or by employees who are also directors of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.
      A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders, to be held within 50 days of the demand, to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
      The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.
      The Bylaws of the Company contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company’s shares of stock.

Short-form Merger
      Under the MGCL, if Efalar acquires, pursuant to the Offer or otherwise, outstanding shares of common stock of the Company entitled to cast at least 90% of all the votes entitled to be cast on the Merger by the holders of the Company’s common stock and voting stock, Efalar will be able to effect the Merger after completion of the Offer without the vote of the Company’s stockholders; however, as stated in the Offer to Purchase, the MGCL requires the Board of Directors of the Company to approve the Merger. If Efalar does not acquire outstanding shares of common stock of the Company entitled to cast at least 90% of all the votes entitled to be cast on the Merger by the holders of the Company’s common stock and voting stock pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under Maryland law, a longer period of time will be required to effect the Merger.

Appraisal Rights
      Under the MGCL, the Company’s stockholders do not have appraisal rights in connection with the Offer and will not have appraisal rights in connection with the Merger provided that the stock remains listed on a national securities exchange until at least the date that notice of the Merger is given to the Company’s minority stockholders in accordance with the MGCL.

Litigation
      On February 6, 2006, Lafarge S.A. announced its intention to commence the proposed tender offer. Thereafter, a number of purported stockholder class actions were filed against the Company, Lafarge S.A., and members of the Company’s Board of Directors concerning the proposed tender offer. The Company is aware of the following eleven class action lawsuits:

•	Samuel Mayer v. Lafarge North America Inc., et al., No. 24-C-06-001495 (In the Circuit Court for Baltimore City, Maryland)

•	David Jasinover v. Lafarge North America Inc., et al., No. 24-C-06-001584 (In the Circuit Court for Baltimore City, Maryland)

•	Harold B. Obstfeld v. Philippe R. Rollier, et al., No. 24-C-06-001604 (In the Circuit Court for Baltimore City, Maryland)

•	Kenneth Amron v. Lafarge North America Inc., et al., No. 24-C-06-001624 (In the Circuit Court for Baltimore City, Maryland)

•	City of Philadelphia Board of Pensions and Retirement v. Lafarge North America Inc., et al., No. 24-C-06-001714 (In the Circuit Court for Baltimore City, Maryland)

•	Local 66 Trust Funds v. Lafarge North America Inc., et al., No. 24-C-06-001840 (In the Circuit Court for Baltimore City, Maryland)

•	Dennis Rice v. Lafarge North America, Inc. et al., No. 268974-V (In the Circuit Court for Montgomery County, Maryland)

•	Alan Kahn v. Lafarge North America Inc., et al., No. 269216-V (In the Circuit Court for Montgomery County, Maryland)

•	Leocadia Prawdzik v. Marshall Cohen, et al., No. 24-C-06-1951 (In the Circuit Court for Baltimore City, Maryland)

•	Frank Janesch v. Marshall Cohen, et al., No. 24-C-06-002292 (In the Circuit Court for Baltimore City, Maryland)

•	Sheldon and Esther Schwartz v. Lafarge North America Inc., et al., No. 24-C-06-002305 (In the Circuit Court for Baltimore City, Maryland).
      The complaints initiating the lawsuits generally allege, among other things, that the defendants have breached duties owed to stockholders in connection with the proposed tender offer, that the proposed offer is inadequate and unfair to the stockholders, and that a majority of the defendants have conflicts of interest and lack independence. Each of the complaints requests certification as a class action or a declaration that the action be declared a proper class action. The complaints request that the consummation of the proposed tender offer be enjoined and that fees and expenses be awarded. Furthermore, the complaints generally seek an award of damages, or the imposition of a constructive trust, if the proposed tender offer is consummated. The Company has not yet responded to the lawsuits.
      Beginning on February 16, 2006, several plaintiffs, in both the Montgomery County and Baltimore City actions, filed the first of several separate motions for expedited discovery. Certain Baltimore City plaintiffs also moved to enjoin defendants “from proceeding with the proposed sale of Lafarge North America Inc. to Lafarge S.A.” On February 17, 2006, certain Baltimore City plaintiffs moved to consolidate the actions filed there. On February 22, 2006, the Montgomery County Court denied without prejudice a motion for expedited discovery filed by plaintiffs Rice and Kahn and entered an order that, among other things, consolidated the Montgomery County actions. On February 22, 2006, defendants the Company, Rollier, Malone, and Murdoch (the “LNA

Defendants”) moved to transfer the Baltimore City actions to Montgomery County. On February 24, 2006, certain plaintiffs in the Baltimore City actions requested a hearing on the LNA Defendants’ motion to transfer. On February 28, 2006, the Montgomery County plaintiffs filed their first Amended Class Action Complaint. Also, on February 28, 2006, plaintiff Jasinover, joined by plaintiffs Rice and Kahn, moved to transfer the Jasinover action from Baltimore City to Montgomery County and to consolidate the Jasinover action with the Rice and Kahn actions pending there. On March 1, 2006, the LNA Defendants filed a consent to transfer and consolidate the Jasinover action to Montgomery County. Also, on March 1, 2006, the LNA Defendants filed a response not objecting to the February 24, 2006 request by certain Baltimore City plaintiffs for a hearing on the LNA Defendants’ motion to transfer. On March 2, 2006, the Montgomery County plaintiffs filed subpoenas and notices of deposition duces tecum directed to Merrill Lynch, a financial advisor to the Special Committee, and J.P. Morgan Securities, Inc., a financial advisor to Lafarge S.A. On March 3, 2006, defendants Lafarge S.A., Collomb, Kasriel, Lafont and Rose filed a motion to dismiss plaintiffs Rice and Kahn’s amended complaint for ineffective service of process and lack of personal jurisdiction. On March 3, 2006, plaintiff Mayer filed a notice of voluntary dismissal without prejudice as to his complaint.
      In addition to these class action lawsuits, on February 21, 2006, a stockholder derivative action was filed in the Circuit Court for Fairfax County, Virginia captioned as Alaska Electrical Pension Fund v. Lafarge S.A. et al., No. CL 2006-2118. This action alleges, among other things, that the directors of the Company and Lafarge S.A. have breached duties owed to the Company in connection with the proposed tender offer, that defendants have failed to prudently supervise, manage and control the Company’s operations, that defendants were unjustly enriched, and that they aided and abetted their co-defendants’ violations of the applicable laws. The complaint further requests that the consummation of the Offer be enjoined and that fees and expenses be awarded. Furthermore, the complaint seeks an award of damages, or the imposition of a constructive trust if the Offer is consummated. The Company has not yet responded to the complaint.
      The Company has engaged counsel to represent the members of the Special Committee with respect to these claims. The Company has also engaged separate counsel for the Company and the other directors of the Board of Directors with respect to the claims. The Company believes the lawsuits are without merit and intends to vigorously defend against them.

Certain Forward-Looking Statements
      This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the U.S. and Canada; Canadian currency fluctuations; seasonality of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business in the U.S. and Canada. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.
      The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.	Exhibits.
      The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as a part of this Statement.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE NORTH AMERICA INC.

By:	/s/ Eric C. Olsen

Name:	Eric C. Olsen

Title:	Executive Vice President and

Chief Financial Officer

Dated: March 6, 2006

Annex A
Benefit Plans
U.S. Retirement Plans
      Information regarding the Company’s U.S. Retirement Plans is described in the Annual Proxy Statement of the Company filed on Schedule 14A with the SEC on March 15, 2005 (the “2005 Proxy Statement”) under the heading “U.S. Retirement Plans” and is filed as an exhibit to this Statement and is incorporated by reference herein.
      The Company’s trusteed noncontributory defined benefit pension plan for U.S. employees, titled the Lafarge North America Inc. Retirement Plan (the “LNARP”), includes a special early retirement provision that provides an unreduced retirement benefit and a social security bridge (until age 62) for eligible participants whose employment terminates in connection with the disposition or closing of a facility or restructuring of the Company’s operations. Generally, for this benefit, participants must be at least age 50, have five or more years of credited service under the plan and their age plus credited service must equal at least 65. In connection with the establishment of the U.S. SERP Trust (as defined below), the Company’s Board of Directors adopted a resolution requiring the Company, in the event of a change of control as defined in the U.S. SERP Trust, to make contributions to the LNARP to the maximum extent allowable as a current deduction for federal income tax purposes.
      The trust (the “U.S. SERP Trust”) established by the Company to fund supplemental executive retirement benefits in the U.S. (the “U.S. SERP”) requires the Company to make an irrevocable contribution in an amount sufficient to pay benefits under the U.S. executive retirement benefit plan upon a change of control. Under such trust, “change of control” means any one of the following: (1) “Continuing Directors” (defined below) no longer constitute at least two-thirds of the directors constituting the Board; (2) except for Lafarge S.A. and its subsidiaries, any person or group of persons (as defined in Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), together with its or their respective affiliates (as defined in Rule 405 under the Securities Act of 1933, as amended), becomes the beneficial owner, directly or indirectly, of 20% or more of the Company’s then outstanding common stock or 20% or more of the voting power of the Company’s then outstanding securities entitled generally to vote for the election of directors in a transaction opposed by at least a majority of the Continuing Directors in office immediately prior to consummation of such acquisition; (3) the occurrence or the approval by the Company’s stockholders of the merger or consolidation with any other corporation, the sale of all or substantially all of the assets of the Company or the liquidation or dissolution of the Company unless, in the case of a merger or consolidation, the Continuing Directors in office immediately prior to the merger or consolidation will constitute at least two-thirds of the directors constituting the board of directors of the surviving corporation of the merger or consolidation and any parent (as defined in Rule 12b-2 under the Exchange Act) of that corporation; (4) at least a majority of the Continuing Directors in office immediately prior to the occurrence of any of the events described in paragraphs (1), (2) or (3) above, determines that any such event, if it occurs, would constitute, a change of control of the Company; or (5) at least a majority of the Continuing Directors in office immediately prior to any other action taken or proposed to be taken by the Company’s stockholders or by the Board of Directors, determines that such action constitutes, or that such proposed action, if taken, would constitute a change of control of the Company. For the above, “Continuing Directors” generally means those persons who are either (i) directors on the effective date of the trust, (ii) directors designated as Continuing Directors by a majority of the Continuing Directors, (iii) directors elected by a majority of the Continuing Directors at a meeting of the Board, (iv) directors nominated by a majority of the Continuing Directors who are thereafter elected by the stockholders of the Company at a meeting, or (v) directors elected by consent of the stockholders of the Company if thereafter a majority of the Continuing Directors designate the director as a Continuing Director.
      Whether consummation of the Offer and/or related transactions will trigger a change of control under the U.S. SERP Trust or the LNARP will depend upon actions taken by Lafarge S.A. and the Continuing

Directors in connection with these transactions, none of which, to the Company’s knowledge, has been called for or has been determined.
      Each of the following executive officers are participants in the LNARP and the U.S. SERP with the following years of service under each plan: James W. Bachmann, Senior Vice President and Controller (four years), Todd W. Cunningham, Senior Vice President — Strategy & Development (four years), Thomas G. Farrell, Executive Vice President and President — Western Aggregates, Concrete & Asphalt (fifteen years), Peter L. Keeley, Senior Vice President — General Counsel and Secretary (one month), James J. Nealis, III, Executive Vice President — Human Resources (sixteen years), Eric C. Olsen, Executive Vice President and Chief Financial Officer (seven years), and Isaac Preston, Senior Vice President and President — Gypsum Division (nine years). Participants are only entitled to benefits under the LNARP and the U.S. SERP after five years of service credit.
      Effective November 30, 2005, the Company adopted the Lafarge North America Inc. Deferred Compensation/ Phantom Stock Plan & Thrift Savings Restoration Plan (the “Executive Deferred Compensation Plan”) through which designated executives may defer up to 50% of their annual base salary and 100% of their annual and long term incentive bonuses. A participant’s Company match under the thrift savings restoration part of the plan is deferred 100%. Participants may elect for amounts deferred to either earn interest at the average prime rate as published in the Wall Street Journal or be invested in non-voting performance units equal to the amount deferred divided by the fair value of the Company’s common stock on the date of deferral. Deferred amounts earning interest are tracked in Company accounts measured in dollars, while amounts measured in performance units are tracked in accounts measured in numbers of units. At a participant’s election, when dividends are paid on Company stock, dividend equivalents are credited to performance unit accounts either, at the participant’s election, in additional performance units or separate dollar based accounts. A participant may choose for distributions to be made either in a single lump or ten installment payments, beginning either twelve months after termination of employment or on a fixed date at least three (and not more than ten) years after the election is made. The plan contains change of control provisions relating to the appointment of an independent administrator, but which do not accelerate payment of amounts due under the plan.
      Philippe R. Rollier entered into individual deferred compensation agreements with the Company under which he elected to defer payment of a portion of his salary and bonus beginning in 2002. The deferred salary and bonus amounts have been credited to an account on the books of the Company. Each month, this account is credited with interest at the average prime rate, as published in the Wall Street Journal, for the preceding calendar month. The amount credited to Mr. Rollier’s account will become payable upon his termination of employment with the Company (other than transfer of employment to an affiliate). As of December 31, 2005, the amount credited to Mr. Rollier’s account was approximately $2,347,000.
Canadian Retirement Plans
      Information regarding the Company’s Canadian Retirement Plans is described in the 2005 Proxy Statement under the heading “Canadian Retirement Plans” and is filed as an exhibit to this Statement and is incorporated by reference herein.
      Lafarge Canada’s supplemental executive retirement plan (the “Canadian SERP”) requires the Company to establish a trust and to make an irrevocable contribution to the trust in an amount sufficient to pay benefits under the Canadian executive retirement benefit plan upon a change in control of Lafarge North America or Lafarge S.A. Under such plan, “change of control” means one of the following:

(1)	Continuing Directors (as defined below) no longer constitute at least two-thirds of the Directors constituting the Board of Company;

(2)	except for Lafarge, S.A. and its subsidiaries, any person or group of persons (as defined in Rule 13d-5 under the Exchange Act), together with its or their respective affiliates (as defined in Rule 405 under the Securities Act of 1933), becomes the beneficial owner, directly or indirectly, of 20% or more of Company’s then outstanding common stock or 20% or more of voting power of Company’s then outstanding securities entitled generally to vote for the election of directors in a transaction opposed by at least a majority of the Continuing Directors in office immediately prior to consummation of such acquisition;

(3)	the occurrence or the approval by Company’s stockholders of the merger or consolidation with any other corporation, the sale of all or substantially all of the assets of Company or the liquidation or dissolution of Company unless, in the case of a merger or consolidation, the Continuing Directors in office immediately prior to such merger or consolidation will constitute at least two-thirds of the directors constituting the board of directors of the surviving corporation of such merger or consolidation and any parent (as defined in Rule 12b-2 under the Exchange Act) of such corporation;

(4)	at least a majority of the Continuing Directors in office immediately prior to the occurrence of any of the events described in paragraphs (1), (2) or (3) above, determines that any such event, if it occurs, would constitute, a change of control of Company; or

(5)	at least a majority of the Continuing Directors in office immediately prior to any other action taken or proposed to be taken by Company’s stockholders or by the Board of Company, determines that such action constitutes, or that such proposed action, if taken, would constitute a change of control of Company.

      For the above, “Continuing Directors” generally means those persons who are either (i) directors on the date hereof, (ii) directors designated as Continuing Directors by a majority of the Continuing Directors, (iii) directors elected by a majority of the Continuing Directors at a meeting of the Board, (iv) directors nominated by a majority of the Continuing Directors who are thereafter elected by the stockholders of Company at a meeting thereof, or (v) directors elected by consent of the stockholders of Company if, thereafter, a majority of the Continuing Directors designate such Director as a Continuing Director.
      Whether consummation of the Offer and/or related transactions will trigger a change of control under the terms of the Canadian SERP will depend upon what actions are taken by Lafarge S.A. and the Continuing Directors in connection with these transactions, none of which, to the Company’s knowledge, has been called for or has been determined.
      Dominique Calabrese participates in and is credited with 27 years of service under the Canadian retirement plan and the Canadian executive retirement benefit plan at March 1, 2006.
      Philippe R. Rollier and Jean-Marc Lechêne, Executive Vice President and President — Cement, do not currently participate in the Company’s defined benefit pension plans for U.S. or Canadian employees or the Company’s supplemental executive retirement plans. Rather, they participate in retirement plans maintained by Lafarge S.A. and are credited under such plans for their service with the Company. Mr. Rollier has a deferred vested benefit under the Canadian pension plan which provides less than Cdn$2,000 per year.
Cash Incentives
      The Company has an annual bonus plan that provides for the payment of bonuses to executive officers and certain key employees, ranging from 62.5% to 100% of their base salary, contingent upon the achievement of certain financial targets and/or individual objectives. Under the plan, one-half of the total bonus opportunity for a participant is based upon the achievement of financially based Company performance objectives and one-half of the total bonus opportunity is based upon achievement of individual objectives.
      The Company has established a Long Term Cash Incentive Plan that is applicable to executive officers and key employees. This plan provides for payment of cash bonuses contingent upon the achievement of cumulative economic value added targets over a multi-year period. For all executive officers, this plan can pay an award each year with maximums of 40% or 50% of their base salary based on cumulative results of the previous multi-year cycle.

Equity Incentives
      The Lafarge North America Inc. Employee Stock Purchase Plan (the “U.S. ESPP”) provides participants with the opportunity to accumulate funds on an after-tax basis during each purchase period (currently six months) and use those funds to purchase the Company’s common stock on the last day of the purchase period for an amount equal to 85% of the fair value of the stock on that day.
      U.S. ESPP participants who own stock acquired under the U.S. ESPP may participate in the Offer on the same terms as other stockholders. The U.S. ESPP provides that in the event of a liquidation or reorganization of the Company, including a merger, consolidation or sale of assets, the Board of Directors will make such adjustments, if any, as it deems appropriate in the number, purchase price and kind of shares and the terms and conditions of an offering, including closing an offering early and permitting purchase on the last business day of the reduced offering period, or terminating an offering and refunding participants with the cash in the participants’ accounts. Under the terms of the U.S. ESPP, the Benefit Plan Design Committee of the Company, which has the authority to establish the terms and conditions of offerings under the U.S. ESPP, also would have the authority to modify the terms and conditions of an offering in connection with the Offer, which modification may include, to the extent permitted under Section 423 of the Internal Revenue Code, closing an offering early and permitting purchase on the last business day of the reduced offering period. The Board of Directors may terminate the U.S. ESPP at any time.
      Lafarge Canada also maintains an Employee Stock Purchase Plan (the “Canadian ESPP”). Generally, the terms and conditions of the Canadian ESPP are comparable to the U.S. ESPP except that Lafarge Canada’s exchangeable preference shares are available for purchase pursuant to the Canadian ESPP. Participants in the Canadian ESPP who own stock acquired under the Canadian ESPP may participate in the EPS Offer on the same terms as other EPS holders. The Canadian ESPP provides that in the event of a liquidation or reorganization of Lafarge Canada or LNA, including a merger, consolidation or sale of assets, the Board of Directors of Lafarge Canada will make such adjustments, if any, as it deems appropriate in the number, purchase price and kind of shares that are subject to the Canadian ESPP. Under the terms of the Canadian ESPP, the Benefit Plan Design Committee of LNA has the authority to establish the terms and conditions of offerings and such committee would have authority to modify the terms and conditions of an offering in connection with the EPS Offer, which modification may include closing an offering early and permitting purchase on the last business day of the reduced offering period. The Board may terminate the Canadian ESPP at any time.
      The Company also uses long-term equity incentive awards to attract, motivate and retain executives of superior capability and more closely align the interests of management with those of stockholders. Outstanding long-term awards consist of non-qualified stock options granted under the Company’s 1993 and 1998 Stock Option Plans, and nonqualified stock options and restricted stock granted under the Company’s 2002 Stock Option Plan and 2005 Stock Incentive Plan.
      Generally, options granted to key employees under these plans vest in equal installments over a four-year period beginning on the date of grant. Options granted under the 1998 and 2002 plans to non-employee directors vest depending upon the director’s length of service at the time of grant. Options granted to directors who have served continuously for at least four years as of the date of grant are fully vested. Options granted to directors who have served continuously less than four years as of the date of grant vest 25% on such date for each year of the director’s prior continuous service through the date of grant and vest 25% on each subsequent anniversary of the director’s joining the Board. No portion of an option granted to a non-employee director will vest after the nonemployee director’s service on the Board has terminated for any reason. Grants of restricted stock to key employees are subject to such restrictions as the Management Development and Compensation Committee determines to be appropriate. However, under the 2002 Stock Option Plan, awards of restricted stock that are performance based must be restricted for at least one year from the date of grant, and awards of restricted stock that are not performance based must be restricted for at least three years from the date of grant.
      All outstanding options granted under the 1993 Stock Option Plan are fully vested. Under the 1998 Stock Option Plan and the 2002 Stock Option Plan, the Management Development and Compensation Committee,

in its discretion, may accelerate the vesting of options granted to employees. However, such committee has no authority to alter the terms or conditions of options granted to non-employee directors. It is expected that the Board of Directors (or an appropriate committee thereof) will evaluate in due course what actions are appropriate to be taken with respect to any such unvested options.
      The 2005 Stock Incentive Plan provides for the grant of incentive and nonqualified stock options, stock appreciation rights, stock units, stock awards, bonus shares, dividend equivalents and other stock-based awards or cash bonus awards to key employees and non-employee directors. To date, only nonqualified stock options and restricted stock awards have been granted under the 2005 Stock Incentive Plan. With respect to awards granted to employees, the Management Development and Compensation Committee has authority to administer the plan. The Board Governance Committee has authority to administer the Plan with respect to non-employee directors, but only the Board of Directors has authority to issue awards to non-employee directors.
      Generally, the 2005 Stock Incentive Plan provides that upon a Change in Control, all outstanding options will be fully exercisable and restrictions on awards of restricted stock will lapse as of the date of the change in control or such other date established by the committee. In addition, the 2005 Stock Incentive Plan provides that in the event of a “Change in Control” the committee responsible for administering the plan has authority to require participants to surrender outstanding options in exchange for payment in cash, stock or a combination of cash and stock equal to the amount, if any, by which the fair market value of the shares of stock subject to the options exceeds the exercise price. Further, with respect to participants holding restricted stock awards, the committee may require awards to be settled subject to terms determined by the committee.
      The 2005 Stock Incentive Plan states that, a “Change in Control” will be deemed to have occurred if (1) at the end of any 12-month period, “Continuing Directors” no longer constitute a majority of the Board; the term “Continuing Director” means any individual who is a member of the Board on the date hereof or was nominated for election as a director by, or whose nomination as a director was approved by, the Board with the affirmative vote of a majority of the Continuing Directors; (2) any person or group of persons (as defined in Rule 13d-5 under the Exchange Act) together with such person’s or its affiliates, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership, directly or indirectly, of 35% or more of the voting power of the Company’s then outstanding securities entitled generally to vote for the election of the Company’s directors; (3) any person or group of persons (as defined in Rule 13d-5 under the Exchange Act) together with such person’s or its affiliates, becomes the owner, directly or indirectly, of 50% or more of the total fair market value or total voting power of the Company; provided that if one or more person acting as a group is considered to own more than 50% of the Company, the acquisition of additional stock by the same person or persons is not considered to cause a Change in Control; (4) any person or group of persons (as defined in Rule 13d-5 under the Exchange Act) together with such person’s or its affiliates, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets of the Company that have a “Gross Fair Market Value equal to or more than 40% of the total “gross fair market value” of all of the assets of the Company immediately prior to such acquisition or acquisitions; the term “Gross fair market value” means the value of the assets of the Company or the value of the assets disposed of, without regard to any liabilities associated with such assets all or substantially all of the assets of the Company or the liquidation or dissolution of the Company.
      With respect to the options issued under these plans, the Offer to Purchase states that Lafarge S.A. and Efalar expect that employee stock options, including unvested options, will become exerciseable at the time of the Merger, and thus that employees holding such options will be able to receive the excess, if any, of the cash per share received by stockholders in the Merger over the exercise price of the options. Achieving this result will require action by the Company’s Board of Directors (or an appropriate committee thereof) under various option plans. Lafarge S.A. and Efalar have stated they will support such action by the Company’s Board of Directors.

Severance Policy
      The Company has not entered into individual employment or severance agreements with its executive officers. However, the Company does maintain a Severance Policy to provide benefits to salaried employees whose employment is terminated because of the permanent closing of a plant, terminal, administrative or sales office or a reduction in staff due to a restructuring or economic downsizing. The policy requires the Company’s Executive Vice President — Human Resources to determine whether a particular event gives rise to benefits under the policy. Benefits under the policy may include severance pay, benefit continuation and outplacement services. Generally, under the policy eligible executives may receive severance pay equal to six months base salary plus an additional six months of payments if still unemployed.
Other Compensation
      Information regarding compensation of the Company’s executive officers and directors (including information about deferred compensation and retirement plans for non-employee directors) is described in the 2005 Proxy Statement under the headings “Item 1, Election of Directors — How are directors compensated?”, “Report on Executive Compensation,” “Summary Compensation Table,” “Option Exercises and Year-End Values,” “Option Grants,” and “Long-Term Incentive Plans — Awards in Last Fiscal Year” and is filed as an exhibit to this Statement and is incorporated herein by reference.

INDEX TO EXHIBITS

(a)(1)	Letter dated March 6, 2006 to holders of common stock of Lafarge North America Inc. (included in the mailing to holders of common stock of Lafarge North America Inc.)*
(a)(2)	Press Release dated February 6, 2006 titled Lafarge North America Confirms Receipt of Proposal from Lafarge S.A. (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9 filed February 6, 2006).
(a)(3)	Press Release dated February 8, 2006 titled Lafarge North America Board of Directors Establishes Special Committee to Review Lafarge S.A. Offer (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed February 8, 2006).
(a)(4)	Slide Presentation titled Lafarge S.A. Tender Offer, Presentation to LNA Employees February 10, 2006 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed February 10, 2006).
(a)(5)	Press Release titled Special Committee of Lafarge North America Board Appoints Advisors to Assist in Review of Lafarge S.A. Tender Offer (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed February 14, 2006).
(a)(6)	Questions and Answers Distributed to Lafarge North America employees concerning the proposed tender offer by Lafarge S.A. (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed February 15, 2006).
(a)(7)	Press Release titled Special Committee of Lafarge North America Board of Directors Considering Tender Offer Commenced by Lafarge S.A. (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed February 22, 2006).
(a)(8)	Press Release dated March 6, 2006 titled Special Committee of the Board of Directors of Lafarge North America Defers Making Recommendation on Lafarge S.A. Tender Offer; Tender Offer Period to be Extended by Two Weeks.*
(a)(9)	Complaint titled David Jasinover vs. Lafarge North America Inc., Lafarge S.A., Bertrand P. Collomb, Bernard L. Kasriel, Philippe R. Rollier, Marshall A. Cohen, Philippe P. Dauman, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Michel Rose and Lawrence M. Tanenbaum filed on February 6, 2006 in the Circuit Court for Baltimore City, Maryland.*
(a)(10)	Complaint titled Harold B. Obstfeld vs. Philippe R. Rollier, Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont, Robert W. Murdoch, Michel Rose, John D. Redfern, Marshall A. Cohen, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, Lawrence M. Tanenbaum, Gerald H. Taylor, Lafarge S.A. and Lafarge North America Inc. filed on February 8, 2006 in the Circuit Court for Baltimore City, Maryland. *
(a)(11)	Complaint titled Kenneth Amron vs. Lafarge North America Inc., Lafarge S.A., Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose and Lawrence M. Tanenbaum filed on February 8, 2006 in the Circuit Court for Baltimore City, Maryland.*
(a)(12)	Complaint titled City of Philadelphia Board of Pensions and Retirement vs. Lafarge North America Inc., Lafarge S.A., Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose and Lawrence M. Tanenbaum filed on February 10, 2006 in the Circuit Court for Baltimore City, Maryland.*
(a)(13)	Complaint titled Samuel Mayer vs. Lafarge North America Inc., Lafarge S.A., Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont, Marshall A. Cohen, Robert W. Murdoch, John D. Redfern, Philippe R. Rollier, Michel Rose, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, Lawrence M. Tanenbaum and Gerald H. Taylor filed on February 6, 2006 in the Circuit Court for Baltimore City, Maryland.*
(a)(14)	Complaint titled Dennis Rice vs. Lafarge North America Inc., Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose, Lawrence M. Tanenbaum, Gerald H. Taylor and Lafarge S.A. filed on February 7, 2006 in the Circuit Court for Montgomery County, Maryland.*

(a)(15)	Complaint titled Local 66 Trust Funds vs. Lafarge North America Inc., Lafarge S.A., Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose and Lawrence M. Tanenbaum filed on February 15, 2006 in the Circuit Court for Baltimore City, Maryland.*
(a)(16)	Complaint titled Alan Kahn vs. Lafarge North America Inc., Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose, Lawrence M. Tanenbaum, Gerald H. Taylor and Lafarge S.A. filed on February 14, 2006 in the Circuit Court for Montgomery County, Maryland.*
(a)(17)	Complaint titled Leocadia Prawdzik vs. Marshall Cohen, Bertrand P. Collomb, Philippe Lafont, Claudine B. Malone, Blythe J. McGarvie, Bertin F. Nadeau, Robert W. Murdoch, James M. Micali, Michel Rose, Philippe R. Rollier, Lawrence M. Tanenbaum, Gerald Taylor, Lafarge S.A. and Lafarge North America Inc. filed on February 17 in the Circuit Court for Baltimore City, Maryland.*
(a)(18)	Complaint titled Alaska Electrical Pension Fund v. Lafarge S.A., Bertrand P. Collomb, Marshall A. Cohen, Philippe P. Dauman, Bernard L. Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Robert W. Murdoch, Bertin F. Nadeau, John D. Redfern, Philippe R. Rollier, Michel Rose, Lawrence M. Tanenbaum and Gerald H. Taylor, and Lafarge North America Inc., No. CL 2006-2118 filed on February 21, 2006 in the Circuit Court for Fairfax County, Virginia.*
(a)(19)	Complaint titled Frank Janesch vs. Marshall A. Cohen, Bertrand P. Collomb, Philippe P. Dauman, Bernard Kasriel, Bruno Lafont, Claudine B. Malone, Blythe J. McGarvie, Bertin F. Nadeau, Robert W. Murdoch, James M. Micali, Michel Rose, Philippe R. Rollier, Lawrence M. Tanenbaum, Gerald Taylor, Lafarge S.A., and Lafarge North America Inc., filed March 2, 2006 in the Circuit Court for Baltimore City, Maryland.*
(a)(20)	Complaint titled Sheldon and Esther Schwartz vs. Lafarge North America Inc., Lafarge S.A., Bertrand P. Collomb, Bernard L. Kasriel, Bruno Lafont, Marshall A. Cohen, Robert W. Murdoch, John D. Redfern, Philippe R. Rollier, Michel Rose, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, Lawrence M. Tanenbaum, and Gerald H. Taylor, filed March 3, 2006 in the Circuit Court for Baltimore City, Maryland.*
(e)(1)	1993 Stock Option Plan of the Company, as amended and restated February 7, 1995 (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1997).
(e)(2)	Optional Stock Dividend Plan of the Company dated September 1999 (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2000).
(e)(3)	Control Option Agreement dated as of November 1, 2003 between Lafarge North America Inc. and Lafarge S.A. (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2003).
(e)(4)	Stock Purchase Agreement dated September 17, 1986 between the Company and Lafarge Coppee, S.A. (incorporated by reference to Exhibit B to the Company’s report on Form 10-Q for the quarter ended September 30, 1986).
(e)(5)	Cost Sharing Agreement dated December 2, 1988 between Lafarge Coppee, LCI and the Company relating to expenses for research and development, strategic planning and human resources and communication techniques (incorporated by reference to Exhibit 10.42 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1988).
(e)(6)	Royalty Agreement dated December 2, 1988 between Lafarge Coppee, LCI and the Company relating to access to the reputation, logo and trademarks of Lafarge Coppee (incorporated by reference to Exhibit 10.43 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1988).
(e)(7)	Amendment dated January 1, 1993 to Royalty Agreement filed as Exhibit (e)(8) (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1992).

(e)(8)	Reimbursement Agreement dated January 1, 1990 between Lafarge Coppee and the Company relating to expenses for Strategic Planning and Communication techniques (incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1990).
(e)(9)	Amendment dated September 13, 1991 to Cost Sharing Agreement filed as Exhibit (e)(10) (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1994).
(e)(10)	1998 Stock Option Plan of the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (Regulation No. 333-65897) of the Company, filed with the Securities and Exchange Commission on October 20, 1998).
(e)(11)	Nonemployee Director Retirement Plan of the Company, as amended (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 1998).
(e)(12)	Non-Employee Directors’ Deferred Compensation Plan Cash or Phantom Stock Investment Options (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2000).
(e)(13)	Amended and Restated Management Agreement effective as of January 1, 2006 by and among Lafarge North America Inc., Lafarge S.A. and Blue Circle North America (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated September 29, 2005 and filed with the Securities and Exchange Commission on October 3, 2005).
(e)(14)	Supplemental Agreement Regarding Employees and Employee Benefits dated as of December 21, 2001 by and among Lafarge North America Inc., Lafarge S.A. and Blue Circle North America. (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2001).
(e)(15)	Lafarge North America Inc. 2002 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 10-Q for the quarter ended March 31, 2002).
(e)(16)	Warrant to Purchase Lafarge Corporation Common Stock issued to Kilmer Van Nostrand Co. Limited dated December 29, 2000 (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2006).
(e)(17)	Share Purchase Agreement between Lafarge Canada, Inc., 3787532 Canada, Inc., and Kilmer Van Nostrand Co. Limited, dated July 24, 2000, and Amending Agreement thereto dated October 21, 2000 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Kilmer Van Nostrand Co. Limited, Kilmer LCW Limited, Lawrence M. Tanenbaum and Judith S. Tanenbaum filed February 22, 2006).
(e)(18)	Unanimous Shareholders Agreement between Lafarge Canada Inc., Kilmer Van Nostrand Co. Limited and LCI-Warren Merger Inc., dated as of December 29, 2000 (incorporated by reference to Exhibit 5 to the Schedule 13D filed by Kilmer Van Nostrand Co. Limited, Kilmer LCW Limited, Lawrence M. Tanenbaum and Judith S. Tanenbaum filed February 22, 2006).
(e)(19)	Director Fee Deferral Plan of the Company (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1 (Registration No. 2-86589), filed with the Securities and Exchange Commission on September 16, 1983).
(e)(20)	Lafarge North America Inc. Employee Stock Purchase Plan, as amended and restated June 1, 2005 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (Registration No. 333-124409) of the Company, filed with the Securities and Exchange Commission on April 28, 2005).
(e)(21)	Amendment No. 1 dated June 1, 2005 to Employee Stock Purchase Plan of the Company (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2006).
(e)(22)	Lafarge North America Inc. Deferred Compensation/Phantom Stock Plan & Thrift Savings Restoration Plan Effective November 30, 2005 (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2006).
(e)(23)	Lafarge North America Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (Registration No. 333-124407) of the Company, filed with the Securities and Exchange Commission on April 28, 2005).

(e)(24)	Supplemental Executive Retirement Plan of Lafarge Canada Inc. as amended and restated as of October 31, 2001 (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2006).
(e)(25)	Lafarge North America Inc. Supplemental Executive Retirement Plan as of January 1, 2002 (incorporated by reference to Exhibit 10.35 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2006).
(e)(26)	Lafarge Corporation Supplemental Executive Retirement Plan Trust dated December 30, 1996 (incorporated by reference to Exhibit 10.36 to the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2006).
(e)(27)	Pages 8 and 9 under the heading “How are directors compensated?,” pages 16-21 under the heading “Executive Compensation,” page 23 under the heading “U.S. Retirement Plans,” and page 24 under the heading “Canadian Retirement Plans” of the Annual Proxy Statement of the Company filed on Schedule 14A with the Securities and Exchange Commission on March 15, 2005.*

*	Filed herewith.